June 2, 2026

VIA EDGAR

Pam Howell

Office of Real Estate & Construction

Division of Corporation Finance

Re	Offering Statement on Form 1-A
Filed May 11, 2026
File No. 024-12756

REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Howell:

BridgeWell Secured Income LP (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A (File No. 024-12756), filed on May 11, 2026, so that it may become qualified at 4:00 p.m. Eastern Time on June 4, 2026, or as soon as practicable thereafter.

The Registrant hereby authorizes Jonathan Sabo, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualification by a telephone call to Mr. Sabo at 940-205-5167.

Best Regards,

BridgeWell Secured Income LP,
a Florida limited partnership

By:	Secured Income Manager LLC
a Florida limited liability company
its General Partner

By:	/s/ Jennifer L. Jones
Jennifer L. Jones